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                                                                  Exhibit 3.1.11


                            CERTIFICATE OF AMENDMENT
                           TO THE RESTATED CERTIFICATE
                                OF INCORPORATION
                                       OF
                             PNY TECHNOLOGIES, INC.


      PNY TECHNOLOGIES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

      FIRST:      The name of the Corporation is PNY TECHNOLOGIES, Inc.

      SECOND: The Board of Directors of the Corporation, acting by unanimous written consent pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, did duly consent to, approve and adopt the following resolutions:

            RESOLVED, that the Board of Directors hereby finds it to be advisable and in the best interests of the Corporation that the Restated Certificate of Incorporation of the Corporation be amended in the following manner:

            Section 3.2(a) of Article FOURTH of the Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

                  3.2 Dividends. (a) The holders of shares of Series A Preferred Stock shall be entitled to receive when, as and if declared by the Board of Directors out of funds legally available therefor, non-cumulative dividends payable in cash for any periods during which Series A Preferred Stock is outstanding on or after January 1, 2004 as may be determined by the Board of Directors. Such dividends shall be payable semi-annually or as otherwise determined by the Board of Directors at a rate per annum per share equal to 7% of the Preferred Amount Per Share. No such dividends shall accrue or be payable in respect of any periods prior to January 1, 2004 and all rights of the holders of the Series A Preferred Stock to receive any dividends which have accrued prior to January 1, 2004 and which have not been declared are hereby canceled.

            RESOLVED, that no shares of the Corporation's Series B Cumulative Redeemable Preferred Stock or Series C Cumulative Redeemable Preferred Stock are outstanding, and no shares of the Corporation's Series B Cumulative Redeemable Preferred Stock or Series C Cumulative Redeemable Preferred Stock will be issued subject to the Certificates of Designations previously filed with respect thereto,
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      and, accordingly, all matters set forth in the Certificate of Designations of the Series B Cumulative Redeemable Preferred Stock and the Certificate of Designations of the Series C Cumulative Redeemable Preferred Stock shall, upon the filing with the Secretary of State of the State of Delaware of a certificate to that effect, be eliminated from the Corporation's Restated Certificate of Incorporation.

      THIRD: The stockholders of the Corporation, acting by written consent pursuant to Section 228(a) of the General Corporation Law of the State of Delaware, did duly consent to, approve and adopt the aforesaid amendments to the Restated Certificate of Incorporation of the Corporation.

      FOURTH: The aforesaid amendments have been duly adopted in accordance with the provisions of Section 151, 242, 141(f) and 228 (a) of the General Corporation Law of the State of Delaware.

      IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed on its behalf by Gadi Cohen, its President, and attested by Heidi Stuto, its Secretary, this 31st day of December, 2003.


ATTEST:                                   PNY TECHNOLOGIES, INC.


/s/ Heidi Stuto                           By: /s/ Gadi Cohen
------------------------------               ---------------------------------
Heidi Stuto, Secretary                       Gadi Cohen, President


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